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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-12185

(Check one): [X] Form 10-K and Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F
[ ] Form 10-Q and Form 10-QSB  [  ] Form N-SAR

     For the period ended December 31, 1997

[  ] Transition Report on Form 10-K and Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q and Form 10-QSB
[  ] Transition Report on Form N-SAR

     For the transition period ended
                                     -------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ----------------------------------
                                    PART I
                            REGISTRANT INFORMATION

     Full name of the Registrant: ALASKA APOLLO RESOURCES INC.

     Former name if applicable:
                               -------------------------------------------------
     Address of principal executive office: 131 Prosperous Place, Suite 17-A, Lexington, Kentucky 40509-1844.



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                                    PART II

                             RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarter report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The audited financial statements for the Registrant will not be available until April 15, 1998. The accountants for the Registrant are Canadians and they have not yet received all information which they require in order to complete the audit.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     William S. Daugherty, telephone (606) 263-3948

     (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                                              [ X ] Yes  [  ] No


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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [  ] Yes  [ X ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         ALASKA APOLLO RESOURCES INC.

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 30, 1998                    By  /s/ William S. Daugherty
                                          -------------------------------
                                          William S. Daugherty, President





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                 KRAFT, ROTHMAN, BERGER, GRILL, SCHWARTZ & COHEN
                            Chartered Accountants
                           3180 Steeles Avenue East
                                  Suite 300
                           Markham, Ontario L3R 3Y2


March 30, 1998


Mr. Norman T. Reynolds
Looper, Read, Mark & McGraw
1300 Post Oak Boulevard, Suite 2000
Houston, Texas 77056

Re:  Alaska Apollo Resources Inc. December 31, 1997 Year-end Audit

Dear Mr. Reynolds:

We wish to advise you that we are unable to issue our Auditors' Report on the consolidated financial statements of Alaska Apollo Resources Inc. for the year ended December 31, 1997 before March 31, 1998 as we have not yet completed our audit.

We are still waiting for certain schedules and analysis and resolution of certain issues by management.

Should you have any questions, please do not hesitate to contact the writer.

Yours very truly,

KRAFT, ROTHMAN, BERGER, GRILL, SCHWARTZ & COHEN

/s/ Bernard Kraft

Bernard Kraft, C.A., C.B.V., A.S.A., C.F.E.



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